

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2017

<u>Via E-mail</u>
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc.
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

> **Re: Artin Consulting Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 21, 2017**
> **File No. 333-216026**

Dear Ms. Malenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2017 letter.

<u>Potential conflicts of interest may result in a loss of business…, page 5</u>

1.   If Ms. Malenko controls both the registrant and Kat Consulting, and therefore could revise the non-compete that you disclosed in response to prior comment 3, it is unclear why the non-compete materially reduces the risk and why you have removed the disclosure regarding the absence of policies for resolution of conflicts. Please advise or revise, and include in your disclosure the relevant information from the last sentence of response 5 in your letter to us dated April 5, 2017.

<u>If we do not file a Registration Statement on Form 8-A…, page 10</u>

2.   We note your response to prior comments 5 and 11. Please revise your risk factor to clarify what you mean by "fully reporting status." Also reconcile your disclosure in the

last sentence of this risk factor that you are filing a Form 8-A "concurrently with this registration" with your disclosure that you will file the Form 8-A "at or prior to December 31, 2017."

The shares eligible for future sale…., page 14

3.   We note your response to prior comment 7. Rather than duplicating disclosure immediately preceding your added disclosure, please revise your risk factor to clarify when your CEO's shares become eligible for sale in reliance on Rule 144 such that your disclosure in this risk factor reconciles with your disclosure in the last sentence of the first paragraph on page 23. See to Rule 144(i).

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

4.   Please reconcile your disclosure that Ms. Malenko was a self-employed consultant since 2011 with your disclosure that Ms. Malenko was an independent consultant since 2013. Also, please tell us (1) why you do not address for which corporations or other organizations Ms. Malenko consulted after 2013, and (2) whether Ms. Roseberry provided consulting services during the past five years for entities other than those you identify in this section as entities for which she served as director.

5.   We note your response to prior comment 9. Please tell us how you reconcile (1) your disclosure regarding Sky Power's activities with disclosure in filings made with the Commission during the years you disclose that your director was affiliated with the entity, and (2) your disclosure regarding when your director's affiliation with Li-on Motors ended with the disclosure in that entity's latest filings with the Commission. Also, clarify the nature of the consulting Ms. Roseberry provided to the entities that you name so that investors can understand the nature of the responsibility that your director undertook in prior positions.

Item 15 - Recent Sales of Unregistered Securities, page II-3

6.   Please tell us how your disclosure here is consistent with your Form D regarding the date and amount of sales and the exemption claimed. Also, ensure that (1) your disclosure on page 15 is consistent with your response to the prior sentence of this comment, and (2) your disclosure in the bullet points on page II-3 demonstrates how you complied with Rule 502(b)(2) regarding information that you are required to furnish to purchasers.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery